UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Midas Medici Group Holdings Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

59564J 102

(CUSIP Number)

Nile Capital Management, LLC

116 Village Blvd, Ste 306Princeton, NJ 08540

(646) 367-2820

Larry Seruma

116 Village Blvd, Ste 306Princeton, NJ 08540

(646) 367-2820

Michael G. Shook

2733 Branston Way

Apex, NC 27639

(919) 812-8844

Irvin Miglietta

316 Stanley Drive

Glastonbury, CT 06033

(860) 633-5067

Will Shook

116 Bosswood Court

Cary, NC 27518

(919) 413-2070

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 13, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

(1)	NAMES OF REPORTING PERSONS Nile Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨X (b) x
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,163,791 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 2,163,791 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,163,791 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 19.72% (based on 10,975,269 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012)

(14)	TYPE OF REPORTING PERSON (see instructions) CO

(1)	NAMES OF REPORTING PERSONS Larry Seruma
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨X (b) x
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,800 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 2,800 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,591 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 19.74% (based on 10,975,269 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012)

(14)	TYPE OF REPORTING PERSON (see instructions) IN

(1)	NAMES OF REPORTING PERSONS Michael G. Shook
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨X (b) x
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 384,116 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 384,116 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,116 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 3.4% (based on 10,975,269 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012)

(14)	TYPE OF REPORTING PERSON (see instructions) IN
(1)	NAMES OF REPORTING PERSONS Irvin Miglietta
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨X (b) x
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 244,983 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 244,983 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 244,983 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

approximately 2.23% (based on 10,975,269 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012)

(14)	TYPE OF REPORTING PERSON (see instructions) IN
(1)	NAMES OF REPORTING PERSONS Will Shook
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨X (b) x
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ¨
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 144,618 shares
	(8)	SHARED VOTING POWER 0 shares
	(9)	SOLE DISPOSITIVE POWER 144,618 shares
	(10)	SHARED DISPOSITIVE POWER 0 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,618 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
(13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.32% (based on 10,975,269 shares, the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012)

(14)	TYPE OF REPORTING PERSON (see instructions) IN

ITEM 1.   SECURITY AND ISSUES.

This Schedule 13D (“Statement”) relates to the common stock of Midas Medici Group Holdings Inc., a corporation organized under the laws of the State of Delaware (“Issuer”).  The Company’s principal executive office is located on the 20th Floor, 445 Park Avenue New York, NY, 10022.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)

This Statement is being filed by (i) Nile Capital Management, LLC a Delaware limited liability company (“Nile Capital”), (ii) Larry Seruma, the Managing Principal of Nile Capital. (“Seruma”); (iii) Michael G. Shook, an individual (“M Shook”); (iv) Irvin Miglietta, an individual (“Miglietta”); and (v) Will Shook, an individual (“W Shook”) (collectively, the “Reporting Persons”, each a “Reporting Person”).

(b)

Nile Capital’s principal office is located at 116 Village Blvd, Ste 306, Princeton NJ, 08540, Tel: (646) 367-2820. Seruma’s principal office is 116 Village Blvd, Ste 306, Princeton NJ, 08540, Tel: (646) 367-2820. M Shook’s principal address is 2733 Branston Way, Apex, NC 27639.  Miglietta’s principal address is 316 Stanley Drive, Glastonbury, CT 06033. W Shook’s principal address is 116 Bosswood Court, Cary, NC 27518.

(c)

The Reporting Persons are currently significant stockholders of the Issuer, who collectively hold a total of 2,940,308 shares of the Issuer’s common stock (the “Shares”).

(d)

The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)

The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)

Seruma, M Shook, Miglietta and W Shook are citizens of the United States.

ITEM 3.   SOURCE OF FUNDS OR OTHER CONSIDERATION.

The securities held by Nile Capital were acquired through a sheriff sale of shares of common stock of the Issuer held by Knox Lawrence International, LLC (“Knox Lawrence”), for a total purchase price of $40,000, which Nile Capital paid for with cash. Seruma as the Managing Principal of Nile Capital has the sole voting and dispositive power over all of the shares of the Issuer’s common stock that Nile Capital holds. Seruma also directly owns 2,800 shares of the Issuer’s common stock, which were acquired through an offering by the Issuer for a total purchase price of $14,000, which he paid for with cash. (For more information, please refer to Schedule 13D/A filed by Nile Capital and Seruma on June 6, 2014.)

The 300,000 shares of the Issuer’s common stock held by M Shook were acquired as founders’ stock and 84,116 shares were acquired for a purchase price of $588,812.

The 244,983 shares of the Issuer’s common stock held by Miglietta were acquired as founders’ stock.

The 100,000 shares of the Issuer’s common stock held by W Shook were acquired as founders’ stock and 44,618 shares were acquired for a purchase price of $312,326.

ITEM 4.   PURPOSE OF THE TRANSACTION.

The Reporting Persons originally acquired shares of the Issuer’s common stock in the ordinary course of business for investment purposes. Each Reporting Persons at any time and from time to time may acquire additional stock or dispose of any or all of its stock depending upon an ongoing evaluation of the investment in the stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

The Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons.

On June 2, 2014, the Reporting Persons delivered a letter to the Issuer expressing dissatisfaction with the Issuer’s mismanagement of the company as evidenced by the lack of SEC filings and lack of any growth or merger activity in the company, demanding the Issuer to hold an annual meeting of shareholders for the year ended December 31, 2013 and stating their intention to elect new Board members which included their nominations.  A copy of the letter was filed as Exhibit 1.1 to Schedule 13D/A filed by Nile Capital on June 5, 2014.

On January 13, 2015, the Reporting Persons entered into a Voting Agreement, pursuant to which the Reporting Persons agreed that at any meeting (whether annual or special and each adjourned or postponed meeting) of Issuer’s shareholders, however called, or in connection with any written consent of Issuer’s shareholders, the Reporting Persons (in such capacity as shareholders of the Issuer and not in any other capacity) will (i) appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) the Shares, without regard to any change of recommendation:

(a)

in favor of approval of such actions which the Reporting Persons shall be asked to, including but not limited to, i) vote in favor of the candidates nominated by the Reporting Persons on the Issuer’s board of directors; ii) establish an independent committee to oversee and observe the Issuer’s board of directors; iii) adopt policies to improve and enhance the timely and accurate communications between the Issuer and its shareholders; and iv) take immediate actions to cause the Issuer to become current with its public filings with the U.S Securities and Exchange Commission (collectively, the “Proposals”), and in favor of any other matter presented or proposed as to approval of the Proposals;

(b)

against any other transaction, proposal, agreement or action made in opposition to the Proposals or in competition or inconsistent with the Proposals;

(c)

against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Proposals or the performance by the Reporting Persons of the obligations under the Voting Agreement, including: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Issuer or any of its subsidiaries or a reorganization, recapitalization or liquidation of the Issuer or any of its subsidiaries; (iii) an election of new members to the board of directors of the Issuer, other than nominees nominated by the Reporting Persons; (iv) any material change in the present capitalization or dividend policy of the Issuer or any amendment or other change to the Issuer’s articles of incorporation or bylaws; or (v) any other material change in the Issuer’s corporate structure or business;

(d)

in favor of any other matter necessary or desirable to the consummation of the Proposals or any other matters contemplated for the purpose of improving the management of the Issuer, as mutually agreed by the Reporting Persons.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)

The aggregate number and percentage of shares of the Issuer’s common stock to which this Schedule 13D relates is 2,163,791 shares of common stock held by Nile Capital Management LLC, 2,800 shares of common stock held by Larry Seruma, 384,116 shares of common stock held by Michael G. Shook, 244,983 shares of common stock held by Irvin Miglietta and 144,618 shares of common stock held by Will Shook, collectively constituting approximately 26.79% of the Issuer’s outstanding common stock.  The aggregate number and percentage of shares of common stock reported herein are based upon 10,975,269 shares which is the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012.

(b)

The Reporting Persons hold sole power to dispose of the Shares.

(c)

Other than the transaction described herein there has been no other transactions concerning the common stock of the Issuer effected during the past sixty (60) days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)

Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On January 13, 2015, the Reporting Persons entered into a Voting Agreement (filed herewith as Exhibit 1.1).

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.1

Voting Agreement, dated January 13, 2015

Exhibit 1.2

Joint Filing Agreement pursuant to Rule 13d-1(k)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 6, 2015

Reporting Person: Nile Capital Management LLC

By:

/s/ Larry SerumaName: Larry Seruma

Title:

Managing Principal of Nile Capital

Reporting Person: Larry Seruma

By:

/s/ Larry SerumaName: Larry Seruma

Reporting Person: Michael G. Shook

By:

/s/ Michael G. Shook

Name: Michael G. Shook

Reporting Person: Irvin Miglietta

By:

/s/ Irvin Miglietta

Name: Irvin Miglietta

Reporting Person: Will Shook

By:

/s/ Will Shook

Name: Will Shook

EXHIBIT 1.1

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of January 13, 2015, by and among Nile Capital Management, LLC, a Delaware limited liability company (“Nile Capital”), Irvin Miglietta, an individual (“Miglietta”), Michael Shook, an individual (“M Shook”) and Will Shook, an individual (“W Shook”) (each, a “Shareholder”; collectively, the “Shareholders”).

WHEREAS, the Shareholders are shareholders of Midas Medici Group Holdings Inc., a corporation organized under the laws of the State of Delaware (the “Company”). The amount and percentages of each Shareholder’s ownership of the Company’s stock are listed in Schedule A hereto;

WHEREAS, the Shareholders are dissatisfied with the mismanagement of the Company, and intend to demand the Company to hold an annual meeting of shareholders to elect new members of the Company’s board of directors and improve the communication between the Company and its shareholders;

WHEREAS, the Shareholders intend to nominate candidates for the election of board members in the next annual or special meeting of shareholders;

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the Shareholders hereto agree as follows:

ARTICLE IDEFINITIONS; VOTING; FILING OF BENEFICIAL OWNERSHIP FORM

Section 1.1

Definitions. As used herein, the term “Proposals” shall mean and include such actions relating to a shareholders meeting of the Company (the “Shareholders Meeting”) at which the Shareholders of the Company shall be asked to, including but not limited to, i) vote in favor of the candidates nominated by the Shareholders on the Company’s board of directors; ii) establish an independent committee to oversee and observe the Company’s board of directors; iii) adopt policies to improve and enhance the timely and accurate communications between the Company and its shareholders; and iv) take immediate actions to cause the Company to become current with its public filings with the U.S Securities and Exchange Commission (the “SEC”). The term “Shareholder Securities” shall mean all the shares of common stock of the Company collectively owned by the Shareholders, including any options, warrants or convertible securities that are exercisable for or convertible into shares of common stock of the Company.

Section 1.2

Voting. The Shareholders irrevocably and unconditionally hereby agree that at any meeting (whether annual or special and each adjourned or postponed meeting) of Company’s shareholders, however called, or in connection with any written consent of Company’s shareholders, the Shareholder (in such capacity and not in any other capacity) will (i) appear at such meeting or otherwise cause the Shareholder Securities to be counted as present thereat for purposes of calculating a quorum; and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) the Shareholder Securities, without regard to any change of recommendation:

(a)

in favor of approval of the Proposals, and in favor of any other matter presented or proposed as to approval of the Proposals;

(b)

against any other transaction, proposal, agreement or action made in opposition to the Proposals or in competition or inconsistent with the Proposals;

(c)

against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Proposals or the performance by the Shareholders of the obligations under this Agreement, including: (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Company or any of its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of Company or any of its subsidiaries or a reorganization, recapitalization or liquidation of Company or any of its subsidiaries; (iii) an election of new members to the board of directors of Company, other than nominees nominated by the Shareholders; (iv) any material change in the present capitalization or dividend policy of Company or any amendment or other change to Company’s articles of incorporation or bylaws; or (v) any other material change in Company’s corporate structure or business;

(d)

in favor of any other matter necessary or desirable to the consummation of the Proposals or any other matters contemplated for the purpose of improving the management of the Company, as mutually agreed by the Shareholders.

Section 1.3

Filing of Beneficial Ownership Form. The Shareholders hereby agree to cooperate to file a Schedule 13D, and/or any other beneficial ownership forms and filings as necessary, with the U.S. Securities and Exchange Commission.

Section 1.4

Inconsistent Agreements. The Shareholders hereby covenant and agree that, except for this Agreement, they (a) shall not enter into at any time during the Effective Period, any voting agreement or voting trust with respect to the Shareholder Securities (or any options, warrants or convertible securities that are exercisable for or convertible into shares of common stock of the Company) and (b) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Shareholder Securities (or any options, warrants or convertible securities that are exercisable for or convertible into shares of common stock of the Company).

Section 1.5

Communications and Discussions. The Shareholders hereby covenant and agreement that they shall communicate and discuss promptly and timely with each other should they obtain any material information regarding the Company, its current management or Cimcorp Comércio Internacional e Informática S.A. during the term of this Agreement.

ARTICLE IITERMINATION

This Agreement shall terminate and be of no further force or effect upon the close of the date of the next meeting of shareholders of the Company, subject to any adjournment or postponement thereof. Notwithstanding the preceding sentence, Article III shall survive any termination of this Agreement. Nothing in this Agreement shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

ARTICLE IIIMISCELLANEOUS

Section 3.1

Expenses. The Shareholders shall bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing fees, if any) in connection with the preparation, execution and delivery of this Agreement and compliance herewith.

Section 3.2

Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, return receipt requested and postage prepaid, or by facsimile (providing confirmation of such facsimile transmission) or by electronic mail to the addresses listed in Schedule A, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 3.3

Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (i) in the case of an amendment by the Shareholders, and (ii) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 3.4

Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock, operation of law in connection with a merger or sale of substantially all the assets, without the prior written consent of the other party hereto.

Section 3.5

No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 3.6

Entire Agreement. This Agreement constitutes the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof.

Section 3.7

No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

Section 3.8

Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York (excluding choiceoflaw principles of the laws of such state that would permit the application of the laws of a jurisdiction other than such state).

Section 3.9

Jurisdiction; Waiver of Trial by Jury. Each of the parties hereto agrees that any suit or proceeding arising in respect of this Agreement will be tried in the U.S. District Court for the Southern District of New York or in any state court located in the City and County of New York (together, the “Chosen Courts”), and each of the parties hereto agree to submit to the jurisdiction of, and to venue in, the Chosen Courts. Each party hereto consents to process being served by or on behalf of any other party hereto in any suit, action or proceeding by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, return receipt requested, to it at its address specified in Section 3.2. Each party hereto agrees that such service upon receipt (i) shall be deemed in every respect effective service of process upon it in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by applicable law, be taken and held to be valid personal service upon and personal delivery to it. Notices hereunder shall be conclusively presumed received as evidenced by a delivery receipt furnished by the United States Postal Service or any reputable commercial delivery service. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement.

Section 3.10

Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any of the Chosen Courts without any requirement to post bond, in addition to any other remedy to which they are entitled at law or in equity.

Section 3.11

Interpretation. (a) The words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the Preamble; (c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (d) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (e) any references herein to a specific Section or Article shall refer, respectively, to Sections or Articles of this Agreement; (f) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (g) references herein to any gender includes each other gender; (h) the word “or” shall not be exclusive; (i) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof; and (j) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 3.12

Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart (including any facsimile or electronic document transmission of such counterpart) being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 3.13

Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

Shareholder: Nile Capital Management LLC

By: /s/ Larry SerumaName: Larry Seruma

Title: Managing Principal of Nile Capital

Shareholder: Michael G. Shook

By: /s/ Michael G. Shook

Name: Michael G. Shook

Shareholder: Irvin Miglietta

By: /s/ Irvin Miglietta

Name: Irvin Miglietta

Shareholder: Will Shook

By: /s/ Will Shook

Name: Will Shook

Schedule A

Shareholders’ Information

Name of Shareholder	No. of Shares (Percentage*)	Address
Nile Capital Management LLC	2,163,791 shares (19.72%)	116 Village Blvd, Ste 306Princeton, NJ 08540 (646) 367-2820 Attention: Larry Seruma, Managing Principal
Michael G. Shook	384,116 shares (3.40%)	2733 Branston Way Apex, NC 27639
Irvin Miglietta	244,983 shares (2.23%)	316 Stanley Drive Glastonbury, CT 06033
Will Shook	144,618 Shares (1.32%)	116 Bosswood Court Cary, NC 27518

* Based upon 10,975,269 shares which is the most recent publicly available information of the Issuer’s issued and outstanding shares as of November 14, 2012.

EXHIBIT 1.2

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 6, 2015

Reporting Person: Nile Capital Management LLC

By:

/s/ Larry SerumaName: Larry Seruma

Title:

Managing Principal of Nile Capital

Reporting Person: Larry Seruma

By:

/s/ Larry SerumaName: Larry Seruma

Reporting Person: Michael G. Shook

By:

/s/ Michael G. Shook

Name: Michael G. Shook

Reporting Person: Irvin Miglietta

By:

/s/ Irvin Miglietta

Name: Irvin Miglietta

Reporting Person: Will Shook

By:

/s/ Will Shook

Name: Will Shook

{HTW00016958; 4}1